EXHIBIT 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	June 10, 2022

Eldorado Gold Announces Election of Directors and Voting Results from Annual Meeting of Shareholders

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated April 25, 2022, were elected as directors of Eldorado at the Company’s Annual Meeting of Shareholders (the “Meeting”) held on June 9, 2022.

“On behalf of the Board, we would like to thank our shareholders for their ongoing feedback and support for the governance efforts and the strategic direction we have undertaken,” said Steven Reid, Chair of Eldorado Gold’s Board of Directors.

“Further, we would like to thank George Albino, who did not stand for re-election this year, for his sound counsel and guidance during his tenure,” continued Mr. Reid. “During his five-and-a-half-years of service, George served on numerous key Board committees and was Chair during three transformative years at Eldorado, from 2018 to 2021. His guidance during this time was invaluable to the Board and Eldorado’s leadership team, and he will be greatly missed.”

“In addition, we are pleased to welcome Stephen Walker. Mr. Walker has over 35 years of experience in capital markets, focused on the mineral resource industry. Prior to his retirement from his 20-year tenure at the Royal Bank, he held varying roles, including Managing Director and Head of Global Mining Research from 2007 to 2020. Please join me in welcoming Stephen to the Board,” said Steve Reid.

Election of Directors

Directors	Votes For	Votes Withheld	Outcome
George Burns	103,419,297 Shares 98.74%	1,324,684 Shares 1.26%	Elected
Carissa Browning	103,522,457 Shares 98.83%	1,221,524 Shares 1.17%	Elected
Teresa Conway	103,528,735 Shares 98.84%	1,215,246 Shares 1.16%	Elected
Catherine Farrow	102,452,323 Shares 97.81%	2,291,658 Shares 2.19%	Elected
Pamela Gibson	103,250,114 Shares 98.57%	1,493,867 Shares 1.43%	Elected
Judith Mosely	103,525,326 Shares 98.84%	1,218,655 Shares 1.16%	Elected
Steven Reid	103,559,500 Shares 98.87%	1,184,481 Shares 1.13%	Elected
Stephen Walker	103,566,654 Shares 98.88%	1,177,327 Shares 1.12%	Elected
John Webster	103,262,945 Shares 98.59%	1,418,036 Shares 1.41%	Elected

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At the Meeting, shareholders of the Company also approved:

•	The appointment of auditors;

•	Setting the auditor’s pay; and

•	The advisory resolution on executive compensation.

Voting results on each resolution are detailed below and can also be found in the Company’s final Report on Voting Results as filed on SEDAR (www.sedar.com). All resolutions were conducted by ballot.

Appointment of Auditors

Votes For	Votes Withheld	Outcome
117,619,963 Shares 98.78%	1,457,343 Shares 1.22%	Carried

Setting the Auditor’s Pay

Votes For	Votes Against	Outcome
104,009,754 Shares 99.30%	734,226 Shares 0.70%	Carried

Non-Binding Advisory Vote of Executive Compensation

Votes For	Votes Against	Outcome
99,387,717 Shares 94.89%	5,356,262 Shares 5.11%	Carried

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

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